UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of the Issuer)

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUN PHARMACEUTICAL INDUSTRIES LTD.
ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
ADITYA ACQUISITION COMPANY LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, NOMINAL VALUE NIS 0.0001 PER SHARE
(Title of Class of Securities)
M8737E108
(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd. 14 Hakitor Street Haifa Bay 26110, Israel +972-4847-5700	Sun Pharmaceutical Industries Limited 17/B Mahal Industrial Estate Andheri (East) Mumbai 400 093 India +1-91-22-6645-5645	Alkaloida Chemical Company Exclusive Group Ltd. Aditya Acquisition Company Ltd. c/o Alkaloida Chemical Company Exclusive Group Ltd. Kabay János u. 29, H-4440 Tiszavasvári, Hungary +36-42-521-005

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Peter D. Lyons, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 +1-212-848-4000	Clifford M.J. Felig, Adv. Asaf Harel, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel +972-3-610-3100	Steven A. Seidman, Esq. Laura L. Delanoy, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 +1-212-728-8000	Adam M. Klein, Adv. Noa R. Segalovitz, Adv. Goldfarb Seligman & Co. Electra Tower 98 Yigal Alon Street Tel Aviv 67891, Israel +972-3-608-9839

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$600,774,848.00	$68,848.80

*
Estimated for purposes of calculating the amount of the filing fee only.  The calculation assumes the purchase of all outstanding ordinary shares, nominal value NIS 0.0001 per share (“Shares”), of Taro Pharmaceutical Industries Ltd., a company formed under the laws of the State of Israel (“Taro” or the “Company”), other than Shares owned by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), and any of its affiliates or Taro and any of Taro’s subsidiaries, at a purchase price of $39.50 per Share, without interest and less any applicable withholding tax.  As of August 24, 2012, there were 44,676,337 Shares outstanding, of which 29,497,813 Shares are owned by Sun Pharma and its subsidiaries.  As a result, this calculation assumes the purchase of 15,178,524 Shares at $39.50 per share plus $1,223,150 expected to be paid in connection with the cancellation of outstanding options to purchase Shares at an exercise price below $39.50 per Share (the “Total Consideration”).  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012 issued by the Securities and Exchange Commission on September 29, 2011, by multiplying 0.0001146 by the Total Consideration.

☐
Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), Alkaloida Chemical Company Exclusive Group Limited, a company organized under the laws of Hungary and under the control of Sun Pharma (“Alkaloida”), Aditya Acquisition Company Ltd., a company formed under the laws of the State of Israel and under the control of Sun Pharma and a direct wholly owned subsidiary of Alkaloida (“Merger Sub”), and Taro Pharmaceutical Industries Ltd., a company formed under the laws of the State of Israel (“Taro” or the “Company”) (collectively, the “Filing Persons”).

This Schedule relates to the Agreement of Merger, dated as of August 12, 2012 (the “Merger Agreement”), by and among Sun Pharma, Alkaloida, Merger Sub and Taro.  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Taro (the “merger”), and each outstanding Taro ordinary share (other than such shares held by Sun Pharma and its affiliates or Taro and subsidiaries of Taro) will be converted into the right to receive $39.50 in cash, without interest and subject to any applicable withholding taxes.  Sun Pharma and Alkaloida expect to fund the aggregate merger consideration and all related fees and expenses with cash on hand.  The Merger Agreement contains customary representations, warranties and covenants of Sun Pharma, Alkaloida, Merger Sub, and Taro.  The closing of the merger is subject to closing conditions, including the adoption and approval of the Merger Agreement by: (i) 75% of the voting power of Taro present and voting at Taro’s extraordinary general meeting in person or by proxy including at least a majority of the voting power held by holders of ordinary shares of Taro other than (A) Sun Pharma, Alkaloida, Merger Sub and their affiliates or (B) any other holders having a personal interest in the merger, present (in person or by proxy) and voting thereon (the shareholders described in (A) and (B), the “Interested Shareholders”) (unless the total voting power of Taro held by holders other than the Interested Shareholders and voting against the merger does not exceed 2% of the total voting power of Taro); (ii) 75% of the ordinary shares present and voting at the class meeting of the holders of Taro’s ordinary shares in person or by proxy; and (iii) 75% of Taro’s founders’ shares present and voting at the class meeting of the founders’ shares in person or by proxy.  Sun Pharma and Alkaloida have agreed to vote or cause to be voted their respective ordinary shares of Taro in favor of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

Taro will mail a proxy statement (the “Proxy Statement”) relating to the extraordinary general meeting of Taro shareholders and the general meeting of holders of Taro ordinary shares at which the shareholders of Taro will consider and vote upon a proposal to approve and adopt the terms of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.  A copy of the Proxy Statement is attached hereto as Exhibit (a)(3)(i) and a copy of the Merger Agreement is incorporated by reference to Exhibit 99.50 to Sun Pharma’s Amendment No. 24 to Schedule 13D, filed on August 13, 2012.  All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934, as amended.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3.  The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.  Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.

The information contained in this Schedule and/or the Proxy Statement concerning (i) Taro was supplied by Taro and no other Filing Person takes responsibility for the accuracy of such information and (ii) each other Filing Person was supplied by such Filing Person and no other Filing Person (including Taro) takes responsibility for the accuracy of such information nor any other information not supplied by such Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth under the captions “Summary Term Sheet” and “Questions and Answers about the Merger” in the Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The principal executive office of the subject company, Taro Pharmaceutical Industries Ltd., is 14 Hakitor Street, Haifa Bay 26110, Israel, and its telephone number is +972-4847-5700.

(b)
Securities.  The information set forth under the caption “Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares—Record Date; Shares Entitled to Vote; Quorum” in the Proxy Statement is incorporated herein by reference.  The exact title of the subject class of equity securities is ordinary shares, with nominal value NIS 0.0001 per share.

(c)	Trading Market and Price. The information set forth under the caption “Market Price and Dividend Data” in the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “Market Price and Dividend Data” in the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth under the caption “Certain Purchases and Sales of Taro Shares” in the Proxy Statement is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a) – (b)
Name and Address; Business and Background of Entities.  The information set forth under the captions “Summary Term Sheet—The Companies,” “The Companies” and “Directors and Executive Officers of Taro, Sun Pharma, Alkaloida and Merger Sub” in the Proxy Statement is incorporated herein by reference.

(c)
Business and Background of Natural Persons.  The information set forth under the caption “Directors and Executive Officers of Taro, Sun Pharma, Alkaloida and Merger Sub” in the Proxy Statement is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)
Material Terms.  The information set forth under the captions “Summary Term Sheet—The Merger,” “Summary Term Sheet—Merger Consideration,” “Summary Term Sheet—Material United States Federal Income Tax Consequences of the Merger,” “Summary Term Sheet—Material Israeli Income Tax Consequences of the Merger,” “Summary Term Sheet—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor,” “Summary Term Sheet—Position of Sun Pharma, Alkaloida and Merger Sub as to Fairness of the Merger,” “Summary Term Sheet—Purposes and Effects of the Merger; Reasons for the Merger,” “Summary Term Sheet—The Extraordinary General Meeting and Class Meetings of Taro’s Shareholders,” “Summary Term Sheet—Interests of Taro’s Executive Officers and Directors in the Merger,” “Summary Term Sheet—The Merger Agreement,” “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of the Special Committee’s Financial Advisor,” “Special Factors—Interests of Taro’s Executive Officers and Directors in the Merger,” “Special Factors—Position of Sun Pharma, Alkaloida and Merger Sub as to Fairness of the Merger,” “Special Factors—Purposes and Effects of the Merger; Reasons for the Merger,” “Special Factors—Anticipated Accounting Treatment of the Merger,” “Special Factors—Material United States Federal Income Tax Consequences of the Merger,” “Special Factors—Material Israeli Income Tax Consequences of the Merger,” “The Merger Agreement” and “Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares—Votes Required” in the Proxy Statement is incorporated herein by reference.

(c)
Different Terms. The information set forth under the captions “Summary Term Sheet—Treatment of Options Outstanding under our Share Plans,” “Summary Term Sheet—Interests of Taro’s Executive Officers and Directors in the Merger,” “Special Factors—Interests of Taro’s Executive Officers and Directors in the Merger,” “The Merger Agreement—Stock Options” and “Questions and Answers about the Merger” in the Proxy Statement is incorporated herein by reference.

(d)
Appraisal Rights. The information set forth under the captions “Summary Term Sheet—No Appraisal Rights” and “Special Factors—No Appraisal Rights” in the Proxy Statement is incorporated herein by reference.

(e)
Provisions for Unaffiliated Security Holders.  The information set forth under the caption “Special Factors—Provisions for Unaffiliated Shareholders” in the Proxy Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)
Transactions.  The information set forth under the captions “Special Factors—Background to the Merger” and “Transactions Between Sun Pharma and Taro” in the Proxy Statement is incorporated herein by reference.

(b) - (c)
Significant Corporate Events; Negotiations or Contracts.  The information set forth under the captions “Summary Term Sheet—Interests of Taro’s Executive Officers and Directors in the Merger,” “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Interests of Taro’s Executive Officers and Directors in the Merger,” “Special Factors—Position of Sun Pharma, Alkaloida and Merger Sub as to Fairness of the Merger”, “Special Factors—Purposes and Effects of the Merger; Reasons for the Merger,” “Certain Purchases and Sales of Taro Shares” and “Transactions Between Sun Pharma and Taro” in the Proxy Statement is incorporated herein by reference.

(e)
Agreements Involving the Subject Company’s Securities.  The information set forth under the captions “Summary Term Sheet—Merger Consideration,” “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of the Special Committee’s Financial Advisor,” “Special Factors—Interests of Taro’s Executive Officers and Directors in the Merger,” “Special Factors—Purposes and Effects of the Merger; Reasons for the Merger,” “The Merger Agreement,” “Questions and Answers about the Merger,” “Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares—Voting by Certain Directors and Executive Officers and their Affiliates,” “Beneficial Ownership of Taro Shares” and “Certain Purchases and Sales of Taro Shares” in the Proxy Statement is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)
Use of Securities Acquired.  The information set forth under the captions “Summary Term Sheet—The Merger,” “Special Factors—Purposes and Effects of the Merger; Reasons for the Merger,” “The Merger Agreement,” “Questions and Answers about the Merger” and “Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares—Purpose of the Meetings” in the Proxy Statement is incorporated herein by reference.

(c)(1)- (8)
Plans.  The information set forth under the captions “Summary Term Sheet—The Merger,” “Summary Term Sheet—Financing of the Merger,” “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Purposes and Effects of the Merger; Reasons for the Merger,” “Special Factors—Plans for Taro after the Merger,” “The Merger Agreement” and “Market Price and Dividend Data” in the Proxy Statement is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)
Purposes. The information set forth under the captions “Summary Term Sheet—The Merger,” “Summary Term Sheet—Purposes and Effects of the Merger; Reasons for the Merger,” “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sun Pharma, Alkaloida and Merger Sub as to Fairness of the Merger” and “Special Factors—Purposes and Effects of the Merger; Reasons for the Merger” in the Proxy Statement is incorporated herein by reference.

(b) - (c)
Alternatives; Reasons.  The information set forth under the captions “Summary Term Sheet—The Merger,” “Summary Term Sheet—Purposes and Effects of the Merger; Reasons for the Merger,” “Summary Term Sheet—Interests of Taro’s Executive Officers and Directors in the Merger,” “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Interests of Taro’s Executive Officers and Directors in the Merger,” “Special Factors—Position of Sun Pharma, Alkaloida and Merger Sub as to Fairness of the Merger” and “Special Factors—Purposes and Effects of the Merger; Reasons for the Merger” in the Proxy Statement is incorporated herein by reference.

(d)
Effects.  The information set forth under the captions “Summary Term Sheet—The Merger,” “Summary Term Sheet—Interests of Taro’s Executive Officers and Directors in the Merger,” “Summary Term Sheet—Material United States Federal Income Tax Consequences of the Merger,” “Summary Term Sheet—Material Israeli Income Tax Consequences of the Merger,” “Summary Term Sheet—No Appraisal Rights,” “Summary Term Sheet—Purposes and Effects of the Merger; Reasons for the Merger,” “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Interests of Taro’s Executive Officers and Directors in the Merger,” “Special Factors—Position of Sun Pharma, Alkaloida and Merger Sub as to Fairness of the Merger,” “Special Factors—Purposes and Effects of the Merger; Reasons for the Merger,” “Special Factors—No Appraisal Rights,” “Special Factors—Material United States Federal Income Tax Consequences of the Merger,” “Special Factors—Material Israeli Income Tax Consequences of the Merger” and “Special Factors—Plans for Taro after the Merger” in the Proxy Statement is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) - (e)
Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors.  The information set forth under the captions “Summary Term Sheet—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor,” “Summary Term Sheet—Interests of Taro’s Executive Officers and Directors in the Merger,” “Special Factors—Background to the Merger” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of the Special Committee’s Financial Advisor,” “Special Factors—Interests of Taro’s Executive Officers and Directors in the Merger,” “Special Factors—Position of Sun Pharma, Alkaloida and Merger Sub as to Fairness of the Merger,” “Special Factors—Purposes and Effects of the Merger; Reasons for the Merger” and “Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares—Votes Required” in the Proxy Statement, the information set forth in “Appendix B—Opinion of Citigroup Global Markets Inc.” to the Proxy Statement and the presentation of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Taro, dated August 12, 2012 and attached hereto as Exhibit (c)(2), is incorporated herein by reference.

(f)	Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a) - (c)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.  The information set forth under the captions “Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor,” “Summary Term Sheet—The Merger Agreement—Expenses,” “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of the Special Committee’s Financial Advisor,” “Special Factors—Estimated Fees and Expenses,” “The Merger Agreement—Expenses” and “Where You Can Find More Information” in the Proxy Statement, the information set forth in “Appendix B—Opinion of Citigroup Global Markets Inc.” to the Proxy Statement and the presentation of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Taro, dated August 12, 2012 and attached hereto as Exhibit (c)(2), is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) - (b)
Source of Funds; Conditions.  The information set forth under the captions “Summary Term Sheet—Financing of the Merger” and “Special Factors—Financing of the Merger” in the Proxy Statement is incorporated herein by reference.

(c)
Expenses.  The information set forth under the captions “Summary Term Sheet—The Merger Agreement—Expenses,” “Special Factors—Interests of Taro’s Executive Officers and Directors in the Merger—Compensation of the Special Committee,” “Special Factors—Estimated Fees and Expenses” and “The Merger Agreement—Expenses” in the Proxy Statement is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)-(b)
Securities Ownership; Securities Transactions.  The information set forth under the captions “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “The Merger Agreement,” “Questions and Answers about the Merger,” “Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares—Voting by Certain Directors and Executive Officers and their Affiliates” and “Beneficial Ownership of Taro Shares” in the Proxy Statement is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) - (e)
Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others.  The information set forth under the captions “Summary Term Sheet—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,”  “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sun Pharma, Alkaloida and Merger Sub as to Fairness of the Merger,” “The Merger Agreement,” “Questions and Answers about the Merger” and “Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares—Voting by Certain Directors and Executive Officers and their Affiliates” in the Proxy Statement is incorporated herein by reference.

Item 13.	Financial Information.

Regulation M-A Item 1010

(a)
Financial Information.  The information set forth under the captions (i) “Ratio of Earnings to Fixed Charges,” “Book Value per Share” and “Where You Can Find More Information” in the Proxy Statement, (ii) “Consolidated Balance Sheets,” “Consolidated Statements of Operations,” “Statements of Changes in Shareholders’ Equity” and “Consolidated Statements of Cash Flows” in Taro’s Annual Report on Form 20-F for the year ended December 31, 2011, (iii) ”Consolidated Balance Sheets,” “Consolidated Statements of Operations,” “Consolidated Statements of Comprehensive Income,” “Statements of Changes in Shareholders’ Equity” and “Consolidated Statements of Cash Flows” in Taro’s Transition Report on Form 20-F for the transition period beginning January 1, 2012 and ending March 31, 2012, and (iv) “Summary Consolidated Statements of Operations,” ”Summary Consolidated Balance Sheets” and “Summary Consolidated Statements of Cash Flows” for the three months ended June 30, 2012 in Taro’s Current Report on Form 6-K (filed with the SEC on August 7, 2012) is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) - (b)
Solicitations or Recommendations; Employees and Corporate Assets.  The information set forth under the captions “Special Factors—Background to the Merger,” “Special Factors—Recommendations of the Special Committee, the Audit Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Estimated Fees and Expenses,” “Questions and Answers about the Merger” and “Extraordinary General Meeting and Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Founders’ Shares—Solicitation of Proxies” in the Proxy Statement is incorporated herein by reference.

Item 15.	Additional Information.

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(3)(i)	Preliminary Proxy Statement of Taro Pharmaceutical Industries Ltd.

(a)(3)(ii)	Form of Proxy Card (included as Appendix C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(a)(3)(iii)	Press release, dated August 12, 2012 (incorporated by reference to Exhibit 99.49 to Sun Pharma’s Amendment No. 24 to Schedule 13D, filed on August 13, 2012).

(c)(1)
Opinion of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Taro, dated August 12, 2012 (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(c)(2)	Presentation of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Taro, dated August 12, 2012.

(d)(1)
Agreement of Merger, dated as of August 12, 2012, by and among Sun Pharma, Alkaloida, Merger Sub and Taro (incorporated by reference to Exhibit 99.50 to Sun Pharma’s Amendment No. 24 to Schedule 13D, filed on August 13, 2012).

(g)	None.

After due inquiry and to the best of their knowledge and belief, each of  the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James H. Kedrowski
Name:	James H. Kedrowski
Title:	Interim Chief Executive Officer

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Sudhir V. Valia
Name:	Sudhir V. Valia
Title:	Director

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

By:	/s/ Harin Mehta
Name:	Harin Mehta
Title:	Director

ADITYA ACQUISITION COMPANY LTD.

By:	/s/ Sudhir V. Valia
Name:	Sudhir V. Valia
Title:	Director

Exhibit Index

Exhibit No.	Description

(a)(3)(i)	Preliminary Proxy Statement of Taro Pharmaceutical Industries Ltd.

(a)(3)(ii)	Form of Proxy Card (included as Appendix C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(a)(3)(iii)	Press release, dated August 12, 2012 (incorporated by reference to Exhibit 99.49 to Sun Pharma’s Amendment No. 24 to Schedule 13D, filed on August 13, 2012).

(c)(1)
Opinion of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Taro, dated August 12, 2012 (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(c)(2)	Presentation of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Taro, dated August 12, 2012.

(d)(1)
Agreement of Merger, dated as of August 12, 2012, by and among Sun Pharma, Alkaloida, Merger Sub and Taro (incorporated by reference to Exhibit 99.50 to Sun Pharma’s Amendment No. 24 to Schedule 13D, filed on August 13, 2012).

(g)	None.